                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB number:       3235-0145
                                                   Expires:   October 31, 1994
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   16  )*
                                           -----


                         Jacobs Engineering Group Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock - par value $1 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  469814 10 7
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

- -----------------------
  CUSIP NO. 469814 10 7                 13G
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Joseph J. Jacobs
      ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,348,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             4,348,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      4,348,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      17.3%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      Individual

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 16)

                     For the Year ended December 31, 1994

Item 1. (a) Name of Issuer:
            Jacobs Engineering Group Inc.

        (b) Address of Issuer's Principal Executive Offices:

            251 South Lake Avenue
            Pasadena, CA  91101

Item 2. (a) Name of Person Filing:
            Joseph J. Jacobs

        (b) Address of Principal Business Office or, if none, Residence: c/o Jacobs Engineering Group Inc.
            251 South Lake Avenue
            Pasadena, CA  91101

        (c) Citizenship:   United States

        (d) Title of Class of Securities:  Common Stock, par value $1.00 per share

        (e) CUSIP Number:  469814 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable

Item 4.   Ownership

          (If the percent of the class owned, as December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.)

          (a) Amount Beneficially Owned: 4,348,000

                               Page 3 of 4 Pages

          (b) Percent of Class:  17.3%

          (c) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote: 4,348,000

              (ii)  shared power to vote or to direct to vote: -0-

              (iii) sole power to dispose or to direct the disposition of:
                    4,348,000

              (iv)  shared power to dispose or to direct the disposition of:
                    -0-

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6.   Ownership of more than Five Percent on Behalf of Another Person:

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable

Item 9.   Notice of Dissolution of the Group:

          Not Applicable

Item 10.  Certification:

          Not Applicable

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 1995


                                    /s/ Joseph J. Jacobs
                                    --------------------
                                        JOSEPH J. JACOBS


                               Page 4 of 4 Pages